File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

Khandaker Partners &Co Initiates Coverage of Diamyd Medical in the U.S.

Stockholm, Sweden – 12 May 2006 –Diamyd Medical with its lead drug candidate for diabetes in Phase IIb trials, announced today that Khandaker Partners, an independent research and advisory firm specializing in Small Cap and emerging growth companies, has agreed to initiate coverage. The first analytical report is planned to be released in about 4 weeks and follow up analytical reports are due every quarter. Diamyd is currently listed on the Stockholm Stock Exchange (OMXS: DIAMB) and its shares are also traded in dollar denominated ADRs in the United States through Bank of New York (OTCBB: DMYDY).

"We are excited about initiating coverage on Diamyd Medical and we are pleased to include this company into our Microcap Investment Portfolio", says Dr. Tan Khandaker, CEO of Khandaker Partners, New York.

Currently Stockholm based Diamyd Medical is implementing a program to enhance its presence in the U.S. Last year the Company established a base in Pittsburgh through acquisition of a small biotech organization with projects within the areas of diabetes, neurology and cancer. The manufacture of the diabetes vaccine "Diamyd" suitable for Phase III trials were initiated in Meriden, Ct. If results from the ongoing Phase IIb studies allow, phase III trials are planned to take place in the U.S.

"The United States will be the largest market for our diabetes vaccine and it is a step forward that Khandaker now has been contracted to cover Diamyd Medical with the aim to reach U.S. investors, says Anders Essen-Moller", CEO of Diamyd Medical.

Upcoming presentations of Diamyd Medical are scheduled for June 1st, at Operaterassen Stockholm and for June 7 at Handelsbanken Capital Market, Copenhagen.

About Diamyd Medical - Diamyd Medical's furthest developed project is Diamyd™ which is currently employed in three ongoing clinical trials of both Type 2 and Type 1 Diabetes. With the acquisition of Nurel Therapeutics in Pittsburgh, several preclinical gene therapy projects for diabetic neuropathy (nerve damage), chronic pain and cancer have been added.

About Khandaker Partners - The Company is dedicated to the emerging growth sectors of the Healthcare, Information Technology and Energy. Khandaker Partners identifies firms with significant near term and long term opportunities that demonstrate substantial growth and are positioned to outperform both their peers and the markets at large. Coverage commences with an in depth Initiation valuation report, followed by up to three quarterly updates that are issued following the release of subsequent quarterly earnings.

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For further information, please contact:

Anders Essen-Möller, CEO.
Tel: +46 8 661-0026

US Investors
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (corporate. id. no. 556530-1420) Linnégatan 89B, SE-115 23 Stockholm Sweden. Tel: +46 (0)8-661 00 26 , fax: +46 (0)8-661 63 68 or email: info@diamyd.com, www.diamyd.com